PZENA FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

(in thousands)

MARKETING AND PLACEMENT FEES	$	2,367
EXPENSES		
Compensation and Benefits Expense		1,633
General and Administrative Expense		675
TOTAL EXPENSES		2,308
Net Income Before Income Taxes		59
Income Tax Expense		23
Net Income	$	36

See accompanying notes to financial statements.